Exhibit 10.19
LICENSE AGREEMENT

This License Agreement (the "Agreement") effective as of the Effective Date, by and between Fred Hutchinson Cancer Research Center, a research institution organized as a nonprofit corporation under the laws of the state of Washington, having its principal offices at 1100 Fairview Avenue North, Seattle, Washington 98108, USA ("FHCRC") and Actinium Pharmaceuticals, Inc., a Delaware corporation, with principal offices at 391 Lafayette Street, Newark, NJ 07105 ("Company").

WHEREAS, FHCRC in accordance herewith, is in possession of BC8 monoclonal antibody and related master cell bank developed at FHCRC; and

WHEREAS, Company is desirous of acquiring a license to the materials discussed above in certain fields of use;

WHEREAS, FHCRC and Company are additionally entering into a Sponsored Research Agreement on mutually agreeable terms and conditions for performance of certain Projects;

WHEREAS, FHCRC is willing to grant a license to Company to know-how and the materials subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein, and for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.	Definitions

1.1
“Affiliate” or “Affiliates” means (i) any corporation, company or other entity in which a party directly or indirectly owns or controls at least fifty percent (50%) of the stock or other ownership interest entitled to vote in election of the Board of Directors; (ii) any corporation, company or other entity which directly or indirectly owns or controls at least fifty percent (50%) of the stock or other ownership interest of a party entitled to vote in the election of the Board of Directors. Affiliate or Affiliates also means any corporation, company or other entity which is under common control with a party.

1.2
“Commercially Reasonable Efforts” shall mean such application of effort and resources by the relevant party as would be consistent with its actions in respect of a product or compound owned or controlled by such party, which is of similar market potential and at a similar stage in its development or product life, taking into account, without limitation, with respect to a product issues of safety and efficacy, product profile, the proprietary position of the product, the then current competitive environment for the product and the likely timing of the product's entry into the market, the regulatory environment of the product, and other relevant scientific, technical and commercial factors. Notwithstanding the foregoing, to the extent that the performance of a party's responsibilities hereunder is adversely affected by the other party's failure to perform its responsibilities hereunder, such party will not be deemed to have failed to use its Commercially Reasonable Efforts in performing such responsibilities.

1.3	“Effective Date” means June 1, 2012.

1.4	“Licensed Field” means the treatment, diagnosis, prevention and monitoring of diseases and other medical conditions in humans and animals.

1.5	“Licensed Products” means any product or process which utilizes master cell bank (“MCB”) or the BC8 monoclonal antibody (“MAb”).

1.6	“Licensed Know-How” means the MCB, MCB documentation, BC8 MAb manufacturing documentation and all clinical, preclinical and technical data owned or controlled by FHCRC related to the BC8 program.
1.7	“Materials” means BC8 MAb and all relevant Investigational New Drug (“IND”) and Drug Master Files.

1.8	“Net Sales” means Company's, its Affiliates' and their sublicensees' gross receipts for the sale, lease, use or transfer of any Licensed Product to any third party, less the sum of the following:

●	Discounts, credits, refunds, chargebacks and rebates actually allowed in amounts customary in the trade directly for a Licensed Product;

●
Sales, use, excise, import, export, customs, and value added taxes, tariffs, and duties directly imposed on the Licensed Products and actually paid by Company, its Affiliates or any of their sublicensees;

●	Actual, separately invoiced outbound freight and insurance costs actually paid by Company directly on Licensed Products;

●	Amounts allowed or credited on returns of sales of Licensed Products; and

●
Amounts that are written off as non-collectible for the sale of Licensed Products after Company's, its Affiliates' or their sublicensees' commercially reasonable efforts to collect such amounts, exclusive of costs of collection.

1.8.1
No deductions may be made for commissions paid to individuals for the sale of Licensed Products, whether they are independent sales agents or regularly employed _by Company, its Affiliates or their sublicensees, nor for any other cost incurred in the manufacture, marketing, sale, distribution, shipment, promotion, advertisement, exploitation or commercialization of Licensed Products.

1.8.2
In the case of Licensed Products transferred by Company or its Affiliate(s) to one another or to a third party where (i) such transferee is using such Licensed Products for the purposes of selling products or creating products for sale or for services in the commercial market (other than under a written agreement pursuant to which the transferee's use of the Licensed Product(s) is limited only to research purposes internal to such transferee for which such transferee does not derive a commercial or other economic benefit) and (ii) such transferee has, in connection with such transfer, paid consideration to Company in a form other than cash for Licensed Product, the Net Sales shall mean the cash consideration that the selling party would have received if they were sold to an unrelated, unaffiliated third party in an arm's length sale of the same product in similar quantities at the same time and place (the “Fair Market Value”).

1.8.3
Licensed Products will be considered “sold” when delivered, billed out, or invoiced, whichever comes first. For all Licensed Products used by Company as premiums to promote, market, sell or lease products or processes other than Licensed Products, the Licensed Products will be deemed to have been sold at the Fair Market Value.

1.8.4
A “sale” shall not include transfers or dispositions for (i) bona fide charitable purposes; (ii) when Licensed Products are distributed alone solely for promotional purposes for the Licensed Products; or (iii) if necessary, pre-clinical, clinical, regulatory or governmental purposes prior to receiving regulatory approval for sale or use of such Licensed Products in such country, for which no compensation or financial benefit for (i), (ii) or (iii) immediately above is received by, or accrued to, Company, its Affiliates or sublicensees.

1.8.5
With respect to a Licensed Product that is sold pre-packaged in combination with a special US FDA, or its foreign equivalent, approved device used for the administration of Licensed Products, or other US FDA, or its foreign equivalent, approved drug, where such special approved device or such other approved drug (or combination thereof) is not a Licensed Product, the Net Sales of such Licensed Product, for the purposes of determining royalty payments, shall be determined by multiplying the Net Sales of the combination product in a given country by the fraction A/(A+B) where A is the average published sales price in that country of such Licensed Product when sold separately in finished form in like quantities and B is the average published sale price in that country of such approved device or such other approved drug in the combined product sold separately in finished form in like quantities. In the event and only in the event such average published sale price in a given country of such approved device or such other approved drug in the combined product cannot be determined, Net Sales for the purposes of determining royalty payments for the combination product shall be calculated by multiplying the Net Sales of the combination product by the fraction A/C where A is the average published sale price in that country of such Licensed Product when sold separately in finished form and C is the average published sale price in that country of the combined product.

1.8.5.1
Notwithstanding Section 1.10.5 above, Section 1.10.5 does not apply and no reduction to Net Sales may be made pursuant thereto, for any such device or combination, where Company intends to apply any royalty reduction associated with such device or combination, or use thereof, under Section 3.3 below.

1.9	“Funded Research” means the research conducted for the Projects in the laboratory of Dr. John Pagel pursuant to the Sponsored Research Agreement.

1.10	“Project” means the activities set forth in the research work plan attached hereto as Exhibit C and as subsequently modified pursuant to the Sponsored Research Agreement.

1.11
“Sponsored Research Agreement” means the separate written agreement on mutually agreeable terms and conditions between FHCRC and Company by which Company shall pay to FHCRC the amount of One Hundred Fifty Thousand Dollars ($150,000.00) per year (including indirect cost) for the first two years and Two Hundred Fifty Thousand Dollars ($250,000.00) per year (including indirect cost) for the third and fourth year (“Annual Research Contribution Amount”) for a four year term in support of the Funded Research. The parties agree and acknowledge that the Sponsored Research Agreement shall provide the following: (i) commencing ninety (90) calendar days after the Effective Date, the Annual Research Contribution Amount shall be payable in quarterly installments; (ii) the parties intend that the scope of the research work plan for the Sponsored Research Agreement will be consistent with the research work plan set forth in Exhibit C; and (iii) upon Company receiving the first regulatory approval for the first Licensed Product, the Sponsored Research Agreement will be extended annually at the level of Two Hundred Fifty Thousand Dollars ($250,000.00) for five consecutive years which will be creditable to royalty payment owed to FHCRC as in Section 3.3.

1.12	“Territory” means all of the countries and territories of the world.

1.13	“US” means the United States of America, its territories and possessions.

2.	Grant of License

2.1
Subject to the terms and conditions of this Agreement including but not limited to this Section 2, FHCRC hereby grants to Company and Company hereby accepts from FHCRC, an exclusive, worldwide right and license to use Materials solely in the Field, with the right to sublicense, to develop, have developed, register, use, make, have made, market, have marketed, distribute, have distributed, sell, have sold, offer for sale, and import Licensed Products FHCRC also-grant to Company the exclusive right to utilize the Licensed Know-How solely to make Licensed Products and to sell Licensed Products in the Field. Further, Company's Affiliates that are sublicensed under the foregoing licenses shall have the right to further sublicense such rights pursuant to the terms of this Agreement.

2.2
The right and license granted to Company by FHCRC in Section 2.1 above is subject to (i) a reservation of rights by the FHCRC and its Affiliates, including the Seattle Cancer Care Alliance (“SCCA”), to make, have made, provide and use and practice the Materials including the BC8 MAb for the FHCRC' s, its Affiliates and the SCCA' s internal educational, academic, clinical and research purposes and for collaboration projects with other academic institutions, including non-commercial clinical trials with BC8 at its own discretion using isotopes other than iodine-131, bismuth-213 or actinium-225; (ii) any and all other rights of FHCRC not expressly granted to Company in this Agreement including but not limited to any right title and interest outside of the Licensed Fields, and (iii) any rights reserved to the United States Government and others in accordance with 35 U.S.0 200-205 and P.L. 96-517, as amended by P.L. 98620 and its implementing regulations for government purposes. For the sake of clarity, FHCRC will have right to continue to completion ongoing iodine-131 trials. Commencement of any new iodine-131, bismuth-213 or actinium-225 based trials by FHCRC under investigator INDs will be subject to mutual agreement with the Company. Company will provide BC8 for such trials at direct cost to the extent that it is available but will have no responsibility to fund other aspects of such trials, provided that the Company shall be kept informed of the progress and results of any such trials and have the option to commercialize compounds which are the subject of such trials.

2.3
Except as expressly provided for in this Agreement, no license or other rights, either express or implied, are granted by FHCRC to Company by the execution of this Agreement or the transfer of any materials or information hereunder, including but not limited to, any right, title and interest outside of the Licensed Field for any purpose including commercial or noncommercial production, use, sale or license.

2.4
Company shall not cause or permit any lien, mortgage, incumbrance, restriction, security interest or other legal or equitable claims to be entered or placed upon this Agreement, the license to Company under this Agreement or any rights, including sublicensing rights, under this Agreement. Company shall not offer, pledge or claim, or permit another to offer, pledge or claim, this Agreement, the license to Company under this Agreement, or any rights, including sublicensing rights, under this Agreement as security or a security interest for any purpose.

3.	License Fees, Royalties and other Financial Consideration

3.1
In partial consideration for the right and license granted to Company pursuant to this Agreement, Company will pay to FHCRC all reasonable MCB and mAb related out-of-pocket expenses incurred after the Effective Date of this Agreement (except for costs of MCB and mAb related to use of mAb in FHCRC research programs), including storage, stability testing, QA/QC and manufacturing expenses within forty-five (45) days upon receiving an invoice for the amount from FHCRC.

3.2
In further consideration for the right and license granted to Company under this Agreement, Company will pay to FHCRC a milestone payment of $1,000,000 US in cash and equity (up to 50 percent equity in Company's discretion) upon first approval by the US FDA for the marketing and/or sale of the first Licensed Product in US. Such milestone payment will be due and payable to FHCRC within forty-five (45) days of Company, its Affiliates or sublicensees meeting or achieving the milestone. Any and all such milestone payments are not refundable and any and all milestone payments are only payable once, regardless of the number of times a milestone is achieved by one or more Licensed Product.

3.3
In further consideration for the right and license granted pursuant to this Agreement, Company will pay to FHCRC, for a period ending ten (10) ears after launch of each Licensed Product, on a country by country basis, a royalty in the amount of Two percent (2%) of the Net Sales of such Licensed Product in that country received by the Company and any and all sublicense(s). Company may reduce the royalty rate payable to FHCRC upon the approval of any biosimilar generic product. Company will negotiate with FHCRC in good faith for any such reduction. Payments made by Company to FHCRC pursuant to the Sponsored Research Agreement between the parties dated June 1, 2012 will be creditable against royalties payable pursuant to this Section 3.3.

3.4	Delivery of Materials

3.4.1
 Delivery of aterials. Within sixty (60) days of the Effective Date, FHCRC will provide to Company the Materials listed in Exhibit B. If FHCRC is unable to provide any or all such Materials under Exhibit B, FHCRC will promptly inform Company and, the parties will negotiate in good faith to amend this Agreement appropriately.

3.4.2
Supply of Antibody. FHCRC shall make, or cause to be made, in two production runs, one lot of 100 vials of GMP BC8 antibody, 5mL per vial at 5mg./mL at its direct cost to be paid by Company and to be delivered to Company before the end of November, 2012. FHCRC shall make a second lot of the same size and specifications and under the same terms and conditions to be delivered on or before April 30, 2013. FHCRC shall also provide to Company all GMP required documentation for such lots, including, without limitation, batch records, test records and validation records.

4.	Sublicenses

4.1
Subject to the terms and conditions of the this Agreement, Company will have the exclusive right to grant sublicenses to others for the Licensed Products in the Licensed Field to the extent of the license granted to Company hereunder. Company will be responsible for the performance of any and all sublicensees. Company will provide FHCRC a copy of any and all sublicense agreements within sixty (60) days of execution. Company may redact financial information from such copy. Company's sublicense agreements shall be made in a manner that is consistent with FHCRC' s rights and duties under this Agreement and the obligations of Company to FHCRC under this Agreement.

4.2
Termination of the license granted to Company by FHCRC under this Agreement will terminate all sublicenses which may have been granted by Company, provided, however, that any sublicensee who desires to continue its sublicense must so advise FHCRC in writing of sublicensee's desire to continue the sublicense within thirty (30) days of the sublicensee's receipt of written notice of the termination of Company's license and, subject to the sublicensee's agreement to assume relative to FHCRC all the obligations, including obligations for payment, contained in the sublicense agreement with Company, FHCRC shall continue the sublicense as a direct license from FHCRC.

4.3	Any sublicense granted by Company must contain provisions relative to termination and the conditions of continuance of any sublicenses in accordance with the provisions of this Agreement.

5.	Commercially Reasonable Efforts

5.1
Company will pursue the development of the Licensed Products and will use Commercially Reasonable Efforts to develop and bring Licensed Products to market through a thorough program for marketing and commercialization of the Licensed Products in major markets of the Territory, including responsibility for conducting and funding all clinical trails and regulatory activities as set forth in a development plan as attached in Exhibit A. FHCRC shall have the opportunity, at its option, to participate as a clinical site for such trials, provided that it meets all relevant regulatory requirements. Furthermore and more specifically, Company will use Commercially Reasonable Efforts to develop and bring to market and sell at least one Licensed Product within the Licensed Field.

5.2	Company will use Commercially Reasonable Efforts to have the Licensed Products cleared for marketing in those countries in which Company intends to market and/or sell Licensed Products by the responsible governmental agencies requiring such clearance. To accomplish such clearances at the earliest practicable date, Company will file, according to the usual practice of Company, any necessary data with such government agencies.

6.	Confidentiality

6.1
FHCRC and Company recognize that each party may need to provide confidential and proprietary information from time to time to the other parties pursuant to this Agreement. In recognition of FHCRC as non-commercial, academic institution, Company agrees to limit to the extent possible the delivery of confidential information to FHCRC. FHCRC and Company agree to hold in confidence, in accordance with this Section 6, any information disclosed by one party to the other under this Agreement (hereinafter “Information”). Information will be provided in written or other tangible form whenever possible marked as “confidential”, but if provided orally or in an other non-tangible form, the Information must be summarized in writing labeled as “confidential” and be provided to the receiving party within thirty (30) days of first disclosure to be considered confidential under this Agreement. For the purpose of this Agreement, “hold in confidence” means that FHCRC and Company will not disclose the Information of the other party to a third party and will protect the Information provided to it by the other party in the same manner in which it protects its own confidential information of similar nature, but in no event less than reasonable care. The Information will remain the property of the party disclosing such Information.

6.2
The obligations of the receiving party to maintain confidentiality under this Agreement will survive the expiration or termination of this Agreement and will endure for five (5) years from the date of first disclosure under this Agreement.

6.3	Information does not include:

(a)	information that is already known to the receiving party prior to the Effective Date;
(b)	information that is or becomes publicly known through no fault of receiving party;
(c)
information that has been or is disclosed to the receiving party by a third party who was not or is not under any obligation of confidence or secrecy to the disclosing party at the time said third party discloses to the receiving party;

(d)	information that is developed by employees of receiving party who had no knowledge of the Information, as evidenced by the contemporaneous written records of the receiving party;
(e)	information that is approved for release by written authorization of the disclosing party; and
(f)	information that is required to be disclosed by law, provided the receiving party promptly notifies the disclosing party in writing prior to such disclosure.

6.4
The parties further agree that Company shall have the right to disclose Confidential Information of FHCRC or the provisions of this Agreement to: (a) its Affiliates; (b) potential sublicensees, assignees or subcontractors for the purpose of allowing any such potential sublicensee, assignee or subcontractor to evaluate such technologies and to determine whether to enter into a sublicense, assignment or subcontracting arrangement; (c) sublicensees, assignees or subcontractors, for the purpose of allowing such sublicensee, assignee or subcontractor, as the case may be, to make, have made, use, market, sell or distribute Licensed Products; (d) a purchaser or potential purchaser of Licensed Products for the purpose and only to the extent necessary to generate Net Sales or a purchaser or potential purchaser all or substantially all of Company's assets; and (e) an investor or lender or prospective investor in or lender to the Company; provided, however, that, prior to any such disclosure, Company shall obtain a confidentiality agreement (substantially similar in form and content to the provisions of this Section 6) from the party to which such disclosures are to be made.

7.	Representations and Disclaimer

7.1
FHCRC represents that (i) to the best of its knowledge, it is the owner of all right, title and interest in and to the Materials, free of any liens, licenses, encumbrances, restrictions and other legal or equitable claims other than any rights of the federal government under federal funding guidelines ; (ii) has the lawful right and authority to enter into this Agreement; (iii) to the best of its knowledge, the performance of its obligations under this Agreement will not conflict with or result in a breach of any agreements, contracts or other arrangements to which FHCRC is a party.

7.2
Company represents that (1) Company has the lawful right and authority to enter into this Agreement; (2) Company will maintain and utilize its commercially reasonable resources and personnel to perform Company's obligations under this Agreement in accordance with its terms; (3) to the best of its knowledge, the performance of its obligations under this Agreement will not conflict with or result in a breach of any agreements, contracts or other arrangements to which Company is a party.

7.3
All information, materials and property, whether tangible or intangible, which may be delivered hereunder to Company, will be delivered on an “as is, where is” basis without any express or implied warranty except as expressly set forth in Section 7.1 above. FHCRC HEREBY DISCLAIMS ANY AND ALL REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR ANY IMPLIED WARRANTIES ARISING FROM ANY COURSE OF DEALING, USAGE, OR TRADE PRACTICE. FHCRC MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, AS TO THE USE OF THE LICENSED MATERIALS OR LICENSED PRODUCTS WILL NOT INFRINGE ANY PATENT, COPYRIGHT, TRADEMARK, OR OTHER RIGHTS. FHCRC ASSUMES NO RESPONSIBILITY WITH RESPECT TO THE EXPLOITATION OR COMMERCIALIZATION OF THE MATERIALS, LICENSED PRODUCTS OR THE MANUFACTURE, USE, SALE, LEASE OR DISTRIBUTION OF ANY METHODS, PROCESSES, APPARATUS, DEVICES, SYSTEMS, PRODUCTS, ARTICLES, AND/OR APPLIANCES DERIVED FROM OR USING THE LICENSED PRODUCTS BY COMPANY, ITS AFFILIATES OR SUBLICENSEES. FURTHER, NO PARTY WILL BE LIABLE FOR LOSS OF PROFITS, LOSS OF USE, OR ANY OTHER INCIDENTAL, CONSEQUENTIAL, OR EXEMPLARY DAMAGES EVEN IF FHCRC HAS BEEN ADVISED OF THE POSSIBILITY THEREOF.

8.	Records, Reports, and Payments

8.1
Company will keep and maintain and will require any and all of its Affiliates and sublicensees to keep and maintain complete, accurate, and correct records and books relating to the sale or lease of the Licensed Products sufficient to determine the royalties payable to FHCRC for five (5) years following the end of the calendar year to which such records and books pertain.

8.2
Company will render to FHCRC calendar quarter reports for each calendar quarter during the term of this Agreement, provided a sale of Licensed Products has taken place. Within sixty (60) days following the end of each such calendar quarter (e.g. December 31, March 31, June 30, September 30), Company will provide to FHCRC a written report setting forth the following information with respect to the immediately preceding calendar quarter:

	(a)	accounting for all Licensed Products sold, distributed, used or leased;

	(b)	gross sales of Licensed Products;

	(c)	any applicable deductions, allowances, and charges as provided in Section 1.10 of this Agreement;

	(d)	total Net Sales;

	(e)	total of all milestone payments due and payable to FHCRC; and

	(f)	total royalties, milestone payments and other payments under this Agreement then due.

8.2.1
Prior to the first commercial sales or leases of any Licensed Product, Company shall provide to FHCRC a statement to that effect annually, within sixty (60) days of the end of each calendar year. After such first commercial sale, unless otherwise expressly provided for in this Agreement, Company will pay to FHCRC with each such report according to Section 8.2 and on the date each such report is due the total amount of royalty and any and all other amounts due and payable to FHCRC pursuant to this Agreement for each such calendar quarter period.

8.2.2
Company will be responsible for providing such reports in a timely manner to FHCRC on behalf of Company, its Affiliates and its sublicencees. Any amounts from Affiliates or sublicensees shall be supported by reports from the Affiliates and the sublicensees. Company shall require any Affiliate or sublicensee to prepare and render an appropriate report on behalf of the respective Affiliate or sublicensee.

8.3
The books and records of account relating to sales of Licensed Products kept by Company, its Affiliates or sublicensees, shall be made available upon reasonable notice, during normal business hours for examination by one or more auditors mutually agreed upon by the Parties, such auditor(s) to be independent of either party. The auditor(s) will be permitted to enter upon the premises of Company or the respective Affiliate or sublicensee, and, at FHCRC' expense, make and retain (subject to the confidentiality obligations of this Agreement) copies of any and all parts of said books and records of account, including invoices that are relevant to any report required to be rendered by Company or its Affiliates or sublicensees. Any amount found to have been owed but not paid will be paid promptly to FHCRC with interest at the rate equal to the prime rate in effect at the Chase Manhattan Bank (N.A.) on the due date with the addition of two percent (2%) per year. In the event any such audit shows that Company has underpaid its royalty obligation hereunder by the lesser of (i) more than ten percent (10%), or (ii) Thirty Thousand dollars ($30,000US), during any calendar quarter, Company will reimburse FHCRC for the out-of-pocket expense for such audit. FHCRC together shall conduct no more than one (1) audit per calendar year. In the event any such audit shows that the Company has overpaid its royalty obligation hereunder, such overpayment shall be credited against future royalty payments.

8.4
Royalty or other payments will be paid in United States dollars to FHCRC in Seattle, Washington or at such place as FHCRC may reasonably designate consistent with the laws and regulations controlling in any foreign country. Any withholding taxes which Company is required by law to withhold on remittance of the royalty payments will be deducted from the royalty paid. Company will furnish FHCRC through FHCRC with original copies of all official receipts for such taxes and assist FHCRC, at FHCRC' s expense, to recover any such taxes which FHCRC may be entitled to recover. If any royalties hereunder are based on Net Sales converted from foreign currency, such conversion will be made by using the average exchange rate at a first-class foreign exchange bank for the calendar quarter period to which such royalty payments relate.

9.	intentionally left blank

10.	Termination

10.1
If Company becomes bankrupt or insolvent, or files a petition in bankruptcy, or if the business of Company is placed in the hands of a receiver, assignee or trustee for the benefit of creditors, whether by the voluntary act of Company or otherwise, this Agreement will automatically terminate immediately without any notice whatsoever to Company.

10.2
If Company at any time defaults in any payment due to FHCRC, fails to provide any report due under this Agreement or makes any materially false report to FHCRC or commits a material breach of any covenant or undertaking set forth herein, including without limitation a breach of its obligations of Commercially Reasonable Efforts pursuant to Article 5 of this Agreement, FHCRC will have the right, in addition to all other remedies available, to terminate the license under this Agreement and revoke any and all licenses herein granted, by giving Company ninety (90) days prior written notice of the intended termination followed by an official notice of termination which will effect termination of this Agreement, provided, however, that if Company will have cured such breach within such ninety (90) day period, then this Agreement will remain in effect and the rights and licenses herein granted will be in force as if no breach had occurred on the part of Company. If there is a payment default that is disputed in good faith by the Company, the Company will not be deemed in default under this Section, provided it pays (a) any amount not in dispute when due and (b) any balance determined to be due together with interest on that amount at the rate specified in Section 8.3 upon resolution of the dispute by agreement, legally binding judgment or other resolution that is legally binding on the parties. In the event of termination under this Section, Company will continue to be obligated to pay to FHCRC any and all license fees, royalties, milestone payments, or other payments payable at the time of termination pursuant to this Section 10.

10.3
Both parties shall have the right, in addition to all other remedies available, to terminate this Agreement upon a material breach by the other party of any material covenant or undertaking set forth herein that remains uncured ninety (90) days following written notice thereof.

10.4	Company will have the right to terminate the license under this Agreement with or without cause at any time on ninety (90) days written notice to FHCRC delivered to FHCRC.
10.5
Upon termination of this Agreement for any reason other than a material breach, nothing herein will be construed to release either party from any obligation accrued prior to the effective date of such termination.

10.6
Subject to Section 10.4 above, upon termination of this Agreement for any reason, any and all rights granted herein to Company by FHCRC will immediately revert to FHCRC and neither party will make any further use of the Confidential Information of the other party.

10.7
Except in case of FHCRC's termination of this Agreement in accordance with Section 10.3, following termination of this Agreement by FHCRC, Company, its Affiliates and sublicenses may for a period of six (6) months after the effective date of such termination dispose of their existing inventory of Licensed Product on hand as of the effective date of termination. At the end of such six (6) months period the right to dispose of such Licensed Product shall cease. During this six (6) months period, Company's responsibilities and obligations to FHCRC under this Agreement will remain in full force and effect, including but not limited to Company's obligation of indemnification, insurance, and payment of royalties and fees on Licensed Products.

11.	Legal Action

11.1
Legal Action. In the event any legal action is commenced against Company involving Materials or a Licensed Product or otherwise relating to this Agreement, whether or not FHCRC is named as a party to the legal action, Company shall keep FHCRC or its attorney nominee fully advised of the progress of the legal action and shall reimburse FHCRC for its reasonable legal costs (including attorney's fees) incurred as a result of FHCRC's monitoring of such action, FHCRC's being named a party to any such legal action, or when FHCRC's employees or agents are called as witnesses therein or asked to testify for or consult with Company in connection therewith. FHCRC agrees to cooperate with Company, to the extent reasonably possible and at Company's expenses, in any legal action brought pursuant to this Article 11.

12.	Indemnification and Insurance

12.1
Company, its Affiliates and any of their sublicensees will, at all times during the term of this Agreement and thereafter, indemnify, hold harmless, and defend the FHCRC, its trustees, officers, directors, employees, agents, and affiliates from and against any and all claims, losses, damages, and/or liability of whatsoever kind or nature, as well as all costs and expenses, including legal expenses and reasonable attorneys' and expert fees, which arise or may arise at any time out of or in connection with any activity of Company involving the Licensed Products, including without limitation the manufacture, use, sale, lease, commercialization, licensing or distribution of any application derived from or using the Licensed Products, except to the extent such claims, losses, damages and/or liability is caused by the gross negligence or willful conduct of FHCRC or the indemnified party.

12.2
Company and any of Affiliates and their sublicensees will carry liability insurance at their own expense, reasonably adequate in accordance with industry custom and practice to assure its obligations to FHCRC under Section 12.1 of this Agreement. Company will provide satisfactory evidence of such insurance coverage to FHCRC upon the request of FHCRC.

13.	Assignment

13.1
Company may assign or otherwise transfer this Agreement and the license granted hereby and the rights acquired by it to and only to an Affiliate or to the assignee or transferee of Company's entire business or of that part of Company's business to which the license granted hereby relates; provided, however, that such Affiliate or assignee or transferee agrees in writing to be bound by the terms and conditions of this Agreement. Except for an assignment or a transfers set forth in the preceding sentence, Company will give FHCRC thirty (30) days prior notice of such assignment and transfer and if FHCRC raises no reasonable objection in writing to such assignment or transfer within fifteen (15) days after FHCRC receives such notice, then FHCRC will be deemed to have approved such assignment or transfer so long as the assignee or transferee agrees in writing to be bound by the terms and conditions of this Agreement. If the assignee or transferee does not agree in writing to be bound by the terms and conditions of this Agreement within fifteen (15) days of any such request by FHCRC, then FHCRC will have the right to terminate this Agreement by providing written notice of termination to such transferee or assignee,

13.2	FHCRC may assign or otherwise transfer this Agreement to an Affiliate, without prior approval by Company provided that such assignee or transferee is bound by the terms of this Agreement.

14.	Non-Use of Names

Neither party will use the names of the other party, nor any adaptation thereof, in any advertising, promotional or sales activities without prior written consent obtained from the other party in each separate case.

15.	Export Controls

It is understood that FHCRC is subject to United States laws and regulations controlling the export of technical data, computer software, laboratory prototypes, and other commodities or materials that may require a license from the applicable agency of the United States Government or may require written assurances by Company that Company will not export data or other items commodities to certain foreign countries without prior approval of such agency. FHCRC neither represents that a license will not be required nor that, if required, it will be issued.

16.	Survival

Sections 1, 6, 7, 8.1, 8.2, 8.3, 8.4, 10.9, 11.3, 11.5, 11.6, 11.7, 12, 14, 16, 17 and 18 of this Agreement shall survive termination or expiration of this Agreement.

17.	Payments, Notices and Other Communications

Any payment, notice, or other communication pursuant to this Agreement will be sufficiently made or given on the date of mailing if sent to such party by certified first class mail or overnight express mail by recognized national carrier, postage prepaid, addressed to it at its address below or at a substitute address as it will designate by written notice given to the other party:

FHCRC:	Vice President, Industry Relations and Technology Transfer
Fred Hutchinson Cancer Research Center 1100 Fairview Avenue N., J5-110 Seattle, Washington 98108, USA

Company:	President and Chief Executive Officer
Actinium Pharmaceuticals, Inc.
391 Lafayette Street
Newark , NJ07105 USA

18.	Miscellaneous Provisions

18.1
This Agreement will be construed, governed, interpreted, and applied in accordance with the laws of the State of Washington, U.S.A. without regard to conflicts-of-law rules and without giving effect to the United Nations Convention on contracts for the International Sale of Goods. Notwithstanding the foregoing, any questions affecting the construction and effect of any patent will be determined by the law of the country in which the patent was granted.

18.2
The parties hereto acknowledge that this Agreement (including the Exhibits hereto) together with the Sponsored Research Agreement set forth the entire agreement and understanding of the parties hereto as to the subject matter hereof, and supersedes and cancels any and all prior agreements between the parties relating to the subject matter except that the mutual non-disclosure Agreement between Company and FHCRC with an effective date of November 21, 2011 shall control the applicable transaction and events until the effective date of this Agreement. This Agreement will not be subject to any change or modification except by the execution of a written instrument subscribed to by the parties hereto.

18.3
The provisions of this Agreement are severable, and in the event that any provision of this Agreement will be determined to be invalid or unenforceable under any controlling body of law, such invalidity or unenforceability will not in any way affect the validity or enforceability of the remaining provisions hereof.

18.4
Company must mark the Licensed Products made, used, shipped to or sold in the United States with all applicable United States patent numbers. All Licensed Products made, used, shipped to or sold in other countries will be marked in such a manner as to conform with the patent laws and practice of the country of manufacture, use, shipment or sale.

18.5
The failure of either party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement will not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other party.

18.6
Except as otherwise specifically provided in Section 13 of this Agreement, neither this Agreement nor any of the licenses or rights herein granted will be assignable or otherwise transferable by Company without the prior written permission of FHCRC, provided that Company shall have the right to sublicense its rights pursuant to Sections 2 and 4 of this Agreement.

18.7	This Agreement will be binding and enure to the benefit of the parties hereto and their respective affiliates, and permitted successors and assigns.

18.8
The representations, warranties, covenants, and undertakings contained in this Agreement are for the sole benefit of the parties hereto and their permitted successors and assigns and such representations, warranties, covenants, and undertakings will not be construed, unless expressly set forth in this Agreement, as conferring any rights on any other party.

18.9
Nothing contained in this Agreement will be deemed to place the parties hereto in a partnership, joint venture or agency relationship and neither party will have the right or authority to obligate or bind the other party in any manner.

18.10	This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.

18.11
In the event of any dispute between the parties that arises from this Agreement, the prevailing party in any legal action that is brought to resolve such dispute will be entitled to recover its attorneys' fees and costs from the other party.

18.12	This Agreement shall be construed as if drafted by both parties in concert, and no ambiguity shall be construed against the particular party drafting the ambiguous language.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals and duly executed this License Agreement as of the day and year first set forth above.

Fred Hutchinson Cancer Research Center		Actinium Pharmaceuticals, Inc.

BY:	/s/ Ulrich IViueller	BY:	/s/ Dragan Cicic
NAME:	Ulrich IViueller, Ph.D.	NAME:	DRAGAN CICIC
TITLE:	Vice President, Industry Relations And Clinical Research Support	TITLE:	President And CEO

DATE: June 11, 2012		DATE: June 14, 2012

List of Exhibits

Exhibit A

Exhibit B

Exhibit C

EXHIBIT A

CLINICAL DEVELOPMENT PLAN

API's goal is to progress the BC8-I-131 program into a pivotal clinical trial as soon as possible. The initial development plan is envisioned as a Pivotal Phase II clinical trial.

This approach was considered the best and most likely in the discussion with leading transplanters. The trial would be a non-randomized single arm trial in advanced active AML patients (refractory and in florid relapse). All enrolled patients would receive reduced intensity external total body irradiation (TBI) plus fludarabine and BC8-I-131 at the MTD established in the earlier reference trial. There will be no control arm based on the input from hematologists and transplanters that these patients will not qualify for either myeloablative regimen (age, concomitant conditions) or reduced intensity myeloconditioning (futile) and all other alternatives are futile, therefore the patients will drop out of the trial if they are randomized to control arm.

The assumption is that FDA would require at least 40-60 patients to be treated in this single arm trial if they were to agree to it. If the expected improvement in survival is assessed to be 50% instead of two to three times the improvement, trial size may be 120 patients. Descriptive statistics with reference to historic controls would be the outcome. FDA may be less likely to allow this approach, given their recent positions on non-randomized trials, even in cancer.

If allowed, this study would take —2 years until submission and cost $ 9.9 MM if the trial size is 60 patients and 2.5 years at the cost of $ 13.9 MM for 120 patients.

Assumptions:

Patient population: ref/rel AML with active disease, patients not eligible for myeloablative HSCT
(patients over 50)
Trial design: single arm with historical controls, one year follow-up
Primary end-point: 1 year survival
Trial size: 60 patients
Number of centers: 5 - 7
Accrual per month per center: 1 patient

An IND submission for a pivotal trial requires that a number of tasks be completed or be in process. Most of them are independent of the protocol, i.e. will have to be done in exactly the same way regardless of the protocol design that will be finally accepted by the FDA (integrated safety and efficacy databases creation, all manufacturing tasks). During that process, i.e. during Q3 2012, API will approach the FDA and propose a single arm ref/rel AML trial as outlined above. Simultaneously, API will continue to work with the leading clinicians to explore pathways to a randomized trial in both ref/rel AML and HR MDS trial and if the FDA turns down a single arm design, API will submit an IND with a randomized trial protocol.

Given that adequate clinical supplies for study initiation are not slated to be available until the end of 2012, and preparations for the protocol and briefing document for the ref/rel AML trial were to begin in June, the meeting should occur in Q 3. If FDA does not accept the single arm AML trial approach, subsequent to the meeting the HR MDS randomized trial protocol would be submitted with a request for a T-Con with FDA, or alternatively a rel/ref AML randomized protocol, if it is possible to design it in a way acceptable to investigators. This should be scheduled during Q4 which would allow for

IND submission late Q4/early Q1 and trial initiation 30 days later. The total impact of the Ref/rel AML approach first would be 90-120 days, but most of this time will occur before CMC information needed for ND submission is available.

Manufacturing of BC8 antibody is currently taking place at FHCRC using a small batch method, but still adequate for transfer to other facilities (80L fill). It is a GMP compliant manufacturing facility, but is missing certain additional attributes FDA would like to see on BLA inspection. The plan will be to use BC8 manufactured at FHCRC for initial material, while we transfer the process to another cGMP facility. Initially, we will need to characterize material manufactured at FHCRC, and follow it for stability as well as use it in some comparability testing. This will constitute initial clinical supply as well. As we transfer the process to another facility, we will also qualify new reference material that will become the standard reference material (SRM). The FDA requested that FHCRC develop SRM two years ago, and FHCRC agreed to that but has not developed it so far, so the characterization of the FHCRC materials described above will have to move quickly.

Manufacturing of the final drug construct BC8-I-131 is currently taking place at the University of Washington. The process is in need of bringing up to commercial standards.

In order to develop larger scale manufacturing that would easily facilitate a multicenter trial, API proposes the following development plan:

-
Order two “regular size” (80L) batches of the BC8 to be manufactured at FHCRC. Due to the continuous manufacturing schedule at FHCRC, it is estimated that the first new batch for API studies would be available in November 2012. The first batch would allow for treatment of approximately 20 patients.

-	A second batch would need to be manufactured early in 2013 to ensure sufficient mAb supplies for approximately 6 months, i.e. until late 2013.
-
At the same time, API would undertake process transfer, scale up, manufacturing, QA/QC, bioequivalence and accelerated stability studies of a larger batch of the mAb (approximately 125 - 200 patient doses), to be ready to use by the end of March 2013

-
In the interim, existing dose material in the form of the BC8-1-131 construct, will be part of a stability/ shipping protocol and will undergo analytical testing to assure it remains potent under expected prep, ship and handling situations.

-
In parallel, API would have process development conducted en route to develop a GMPcompliant centralized manufacturing process of the final construct (BC8-I-131) at a CMO. API continues discussions with potential contract manufacturers, three of which have been identified and one provided a quote.

The timing, order and form of all the steps outlined above will depend and may be significantly influenced by the Company funding, regulatory requirements and feedback, FHCRC collaboration, manufacturing issues that may arise and other factors commonly affecting development of new drugs.

EXHIBIT B

Materials to be delivered to Company

FHCRC will deliver to Company all available quantities of BC8 MAb except for those currently committed to the conduct of internal research, including clinical research, at FHCRC, and will undertake to cooperate with Company in the transfer of the MCB and the Working Cell Bank (“WCB”) related there to (except for such portion of the WCB as is reasonably required by FHCRC to produce antibody for its own use) and to the facilities listed below. FHCRC will transfer all relevant INDs and Drug Master Files to Company. MAb, MCB and WCB shall be shipped in liquid nitrogen to the following sites: 1) 1/3rd of materials to BioReliance Corporation, 4920 Broschart Road, Rockville, MD 20850; and, 2) 2/3rds to ThermoFisher Scientific, 81 Wyman Street, Waltham, MA 02454. Included in the transfers will be manufacturing and characterization records for the MCB and WCB.

EXHIBIT C

RESEARCH WORK PLAN

Detailed research work plan will be determined by Sponsored Research Agreement and modified as needed and agreed to by both parties. Initial general direction of the research is further development of radioimmunotherapy for bone marrow conditioning/ablation prior to hematopoetic stem cell transplantation or bone marrow transplantation. The targeting agent during the first stage of development will be the BC8 monoclonal antibody.

The following lines of development will be initially pursued:

-	Radiolabeling of BC8 with actinium 225, including in vitro and in vivo experiments and development of supporting regulatory documentation that may lead to clinical trials
-	Development of high affinity engineered nanoparticles technology as means of binding alpha particle emitters to monoclonal antibodies
-	Development of pretargeted radioimmunotherapy technology (PRIT) (streptavidin/biotin system)

The sequence of execution and details of this Research Work Plan will be determined in separate Sponsored Research Agreement.